Asia Pacific Announcement re Udon North Deposits

(Toronto Canada, December 23, 2003) Asia Pacific Resources has announced that the company’s subsidiary Asia Pacific Potash Corporation Limited (“APPC”) received a letter from the Department of Primary Industry and Mines in Thailand commenting on APPC’s recent application for special prospecting licenses to facilitate the extension of the expiring special prospecting licenses held by APPC over the potash deposits known as Udon North. The Udon North deposit is one of two potash deposits held by APPC in north eastern Thailand.

The applications for the extended special prospecting licences over the ground held under the expiring special prospecting licences issued pursuant to the Concession Agreement and the Minerals Act B.E. 2510 were filed on November 5th, 2003 and have been duly accepted by the regulatory authorities in Thailand.

The letter received from the Department of Primary Industry and Mines questions APPC’s right to extend or renew special prospecting licences over the Udon North area under the Concession Agreement.

The company’s view is that it is fully entitled to an extension of the expiring special prospecting licences covering the Udon North area pursuant to the provisions of the Concession Agreement and in light of the comments made in the letter received from the Department of Primary Industry and Mines APPC and its advisers are in the process of trying to resolve the matter with the relevant government authorities.

Pending resolution of this matter, the company will continue to pursue the grant of the special prospecting licences, the subject of the applications lodged on November 5, 2003.

“The discussion regarding the Special Prospecting Licenses for Udon North has no impact on our plans for the major Udon South deposit,” said John Bovard, President and CEO of Asia Pacific Resources.

“Asia Pacific plans to develop the Udon South deposit based on an initial production rate of 1 million tonnes of potash per annum (tpa), increasing to 2 million tpa through a plant expansion as market share grows.”

Asia Pacific Resources shares are traded on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources’ current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

For further information, contact:

Forbes West at 416-203-2200 or 1-888-655-5532.

forbes@sherbournegroup.ca

www.apq-potash.com